UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
11-K
(Mark One)
X
ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2025
OR
__
TRANSITION REPORT PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________
Commission File Number:
0-27078
A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Henry Schein, Inc.
401(k) Savings Plan
B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Henry Schein, Inc.
135 Duryea Road
Melville, New York
11747

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
TABLE OF CONTENTS
Page
Number
Report of Independent Registered Public Accounting Firm
3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2025 and December 31, 2024
4
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2025 and
December 31, 2024
5
Notes to Financial Statements
6
Supplemental schedule for the year ended December 31, 2025:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025
15
Signature
16
Exhibits:
Consent of Independent Registered Public Accounting Firm
Exhibit 23.1
All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations
for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted
because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Henry Schein, Inc. 401(k) Savings Plan
Melville, New York
Opinion on the Financial Statements
We
have audited
the accompanying
statements of
net assets
available for
benefits of
the Henry
Schein, Inc.
401(k) Savings
Plan (the
“Plan”) as of December 31,
2025 and 2024, the
related statements
of changes in net
assets available for benefits
for the years then
ended,
and the
related notes
(collectively,
the “financial
statements”).
In our
opinion, the
financial statements
present fairly,
in all
material
respects, the net assets available
for benefits of the Plan
as of December 31, 2025
and 2024, and the changes
in net assets available for
benefits for the
years then ended, in conformity with accounting principles generally accepted in the
United States of America.
Basis for Opinion
These financial
statements are the
responsibility of
the Plan’s
management.
Our responsibility is
to express an
opinion on the
Plan’s
financial statements
based on
our audits.
We
are a
public accounting
firm registered
with the
Public Company
Accounting Oversight
Board
(United
States)
(PCAOB)
and
are
required
to
be
independent
with
respect
to
the
Plan
in
accordance
with
the
U.S.
federal
securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The
Plan is
not required
to have,
nor were
we engaged
to perform,
an audit
of its
internal control
over financial
reporting. As
part of
our
audits we
are required
to obtain
an understanding
of internal
control over
financial reporting
but not
for the purpose
of expressing
an
opinion on the effectiveness of the Plan’s
internal control over financial reporting. Accordingly,
we express no such opinion.
Our audits included performing
procedures to assess
the risk of material
misstatement of the financial
statements, whether due to
error or
fraud, and performing
procedures that respond
to those risks. Such
procedures included examining,
on a test basis, evidence
regarding
the
amounts
and
disclosures
in
the
financial
statements.
Our
audits
also
included
evaluating
the
accounting
principles
used
and
significant
estimates made
by the
Plan’s
management,
as well
as evaluating
the overall
presentation
of the
financial statements.
We
believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in
the accompanying ERISA-required Supplemental Schedule
H, line 4i- Schedule
of Assets (Held at
End
of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial
statements.
The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial
statements
but
included
supplemental
information
required
by
the
Department
of
Labor’s
Rules
and
Regulations
for
Reporting
and
Disclosure
under
the Employee
Retirement
Income
Security
Act
of 1974.
The supplemental
information
is the
responsibility
of
the
Plan’s
management.
Our
audit
procedures
included
determining
whether
the
supplemental
information
reconciles
to
the
financial
statements
or
the
underlying
accounting
and
other
records,
as
applicable,
and
performing
procedures
to
test
the
completeness
and
accuracy of
the information
presented in
the supplemental
information. In
forming our
opinion on
the supplemental
information,
we
evaluated
whether
the
supplemental
information,
including
its form
and
content,
is presented
in
conformity
with the
Department
of
Labor’s
Rules
and
Regulations
for
Reporting
and
Disclosure
under
the
Employee
Retirement
Income
Security
Act
of
1974.
In
our
opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, P.C.
We have served
as the Plan’s auditor since 1984.
New York,
New York
June 18, 2026

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
STATEMENTS
OF NET ASSETS AVAILABLE
FOR BENEFITS
December 31, December 31,
2025 2024
Assets
Investments, at fair value (Note 4):
Money market account $
65,747
$
71,270
Mutual funds
285,506,316
870,828,651
Common collective trust funds
1,334,523,181
595,273,658
Common stock
37,045,008
37,410,973
Total
investments
1,657,140,252
1,503,584,552
Receivables:
Notes receivable from participants
20,560,905
19,901,072
Employer’s contribution (Note 1(b))
21,575,237
31,804,274
Other
231
4,761
Total
receivables
42,136,373
51,710,107
Total
Assets
1,699,276,625
1,555,294,659
Liabilities
Benefits payable
30,786
7,204
Net assets available for benefits $
1,699,245,839
$
1,555,287,455
See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
STATEMENTS
OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
Year
Ended
December 31, December 31,
2025 2024
Additions:
Investment income:
Interest and dividends $
33,594,479
$
38,237,772
Net appreciation (depreciation) in fair value of investments:
Common collective trust funds and mutual funds
202,944,414
147,452,371
Common stock
3,246,349
(3,813,353)
Total
investment income, net
239,785,242
181,876,790
Participants’ contributions
70,742,200
68,400,344
Employer’s contribution (Note 1(b))
21,575,237
31,804,274
Interest income - notes receivable from participants
1,853,226
1,653,387
Total
additions
333,955,905
283,734,795
Deductions:
Benefits paid to participants
193,904,916
163,183,377
Administrative expenses
1,326,201
1,349,164
Total
deductions
195,231,117
164,532,541
Net increase before transfer in from
a related plan
138,724,788
119,202,254
Transfer in from
a related plan (Note 1(a))
5,233,596
7,298,737
Net increase in plan assets
143,958,384
126,500,991
Net assets available for benefits, beginning of year
1,555,287,455
1,428,786,464
Net assets available for benefits, end of year $
1,699,245,839
$
1,555,287,455
See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 – Description of Plan
The following description of the Henry Schein, Inc. 401(k) Savings Plan (the
“Plan”) provides only general information.
Participants
should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
(a) Nature of Operations
The Plan is a contributory defined contribution 401(k) plan originally effective
January 1, 1970.
The Plan was amended effective
December 26, 1993, to include an
Internal Revenue Code Section 401(k) feature.
The Plan is subject to
the provisions of the Employee
Retirement Income Security Act of 1974 (“ERISA”).
The third-party administrator is Fidelity Investments Institutional Operations
Company, Inc., (the
“Administrator”).
The Plan trustee is Fidelity Management Trust Company
(the “Trustee”).
Eligible employees
are those employed by Henry Schein, Inc. (the “Plan Sponsor” or the “Company”) and certain of the Company’s affiliates (collectively, the “Employer”).
All employees (other than temporary employees) are eligible to make salary reduction contributions to the Plan upon hire and become eligible to be credited with Profit Sharing Contributions and the Employer Match (each as described below) upon completion of a
one
year
period of service.
Temporary employees are eligible
to make salary reduction contributions to the Plan and to be credited with
Profit Sharing Contributions and the Employer Match on the first July 1 or January 1 following the completion of a
twelve
consecutive
month period during which the temporary employee is credited with at least one thousand hours of service or the completion of
three
consecutive plan years starting on or after January 1, 2021 in each of which the temporary employee is credited with at least
five hundred hours
of service.
If an individual is initially classified as a temporary employee and then is reclassified as a regular participant, the participant is immediately eligible to make salary reduction contributions to the Plan, and is eligible to be credited with
Profit Sharing Contributions and the Employer Match upon the earlier of a completion of a one year
period of service or when he or she
would have been eligible to be credited with Profit Sharing Contributions and the Employer Match if he or she would have remained a
temporary employee.
Effective for plan years beginning
after December 31, 2023,
the Plan was amended
to incorporate certain provisions
of the Setting Every
Community Up for Retirement Enhancement Act of 2022 (“SECURE 2.0”),
including provisions relating to required minimum
distributions and additional distribution options for
participants, such as personal
emergency expense distributions and qualified disaster
expense distributions.
In connection with an operational restructuring of certain subsidiaries of Henry Schein,
Inc., the account balances of certain participants
in the Ace Surgical Supply Co., Inc. 401(k) Plan were transferred into the Plan effective August 12, 2024, and the account balances of
certain participants in the SAS, Inc. 401(k) Plan were transferred into the Plan effective
September 3, 2024.
The remaining assets and
liabilities of the SAS, Inc. 401(k) Plan were transferred into the Plan effective
May 19, 2025.
Effective April 28, 2025, the Henry
Schein Medical Systems, Inc. 401(k) Plan was merged into
the Plan and the assets and liabilities associated with the accounts of participants in that plan were transferred into the Plan.
On December 18, 2024, the Plan was amended to (i) change the calculation of matching contributions from a quarterly to an annual
basis, effective January 1, 2025; and (ii) require that a participant be employed on the last Friday of the Plan Year, or have retired, died,
or become disabled during the year, in order
to be eligible for a matching contribution for that Plan Year.
(b) Contributions
The Plan provides for a discretionary Employer contribution (the “Profit
Sharing Contribution”) of a percentage of a participant’s
base
compensation, as defined under the Plan.
There were
no
discretionary Profit Sharing Contributions for the years ended December 31,
2025 and 2024.

Plan participants may voluntarily make
qualified retirement contributions to the
Plan which are deductible by
the participants for federal
income tax purposes under Section
401(k) of the Internal Revenue Code
(“IRC”) or may be
made after-tax in the form of
a Roth elective
deferral 401(k) contribution (collectively,
401(k) Contributions).
The Plan allows employees to elect to contribute, through payroll deductions, stated percentages from
1
% to
50
% of their compensation, as defined under the Plan, not to exceed $23,500 for 2025 and
$
23,000
for 2024, in accordance with the deferral limitations for such years under the IRC.
For Plan years beginning on and after
January 1, 2021, the Employer Match is a
percentage of participant 401(k) Contributions set by the Company in its discretion.
Starting
with the 2021 Plan Year,
this percentage was set at
100
% of participant 401(k) Contributions up to the lesser of
7
% or the participant’s
deferral percentage, multiplied by the participant’s
base compensation, as defined under the Plan.
Effective January 1, 2025, the
Employer Match was set at
100
% of participant 401(k) Contributions up to the lesser of
5
% or the participant’s deferral percentage,
multiplied by the participant’s base
compensation, as defined under the Plan.
For the 2025 and 2024 Plan years, the Employer Match
was allocated
100
% to the participant’s investment elections on
file, subject to a
20
% allocation limit to
the Henry Schein, Inc. Common
Stock Fund.
Participants age 50 or over are permitted to make catch-up 401(k) Contributions once the participant has reached a limit on those
contributions imposed either by the Plan or by law.
The additional amount a participant may contribute may not
exceed $7,500 in each
of the years 2025 and 2024.
Effective January 1, 2025, participants who attain age 60 through
63 during the calendar year may make
catch-up 401(k) Contributions of up to $11,250.
Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).
The Plan provides for the automatic enrollment in the Plan, at a deferral percentage of
3
% of compensation, of eligible employees
initially hired by
the Company or
its participating affiliates on
or after March
1, 2014, unless
the employee elects
not to make
401(k) plan
contributions or elects to make 401(k) Contributions at a different percentage.
(c) Participants’ Accounts
Each participant’s account
is credited with the participant’s 401(k) Contributions
and the Employer contributions.
Expenses directly
related to participant transactions are deducted from the respective participant’s account.
Participants also have the option to direct up
to
20
% of their account balances to common shares of Henry Schein, Inc.
(d) Vesting
Participants are immediately vested in their 401(k) Contributions plus actual earnings thereon.
Vesting
in the Profit Sharing
Contribution and the Employer Match, plus actual earnings thereon, is based on years of continuous service, on a graded scale as
follows:
Vested
Vesting
percentage
2
but less than
3
years
20%
3
but less than
4
years
40%
4
but less than
5
years
60%
5
or more years
100%
(e) Investments
Participants direct the investment of their 401(k) Contributions and Employer contributions into various investment options offered by
the Plan.
The Plan currently offers two mutual funds, twenty-three common collective trust funds, and a Company stock fund, subject
to certain limitations, as investment options for participants.
(f) Notes Receivable from Participants
Participants may borrow up to a maximum of the lesser of $
50,000
or
50
% of their vested account balance from their accounts pursuant to rules set forth in the Plan document.
The minimum amount that may be borrowed is $
1,000
and only
two
loans may be made in any
calendar year, and no more than
two
loans may be outstanding at any time.
The loans are secured by the balance in the participants’
accounts and bear interest at prevailing rates.
The loans must be for a term of
five years
or less (
ten years
if the loan is for the purpose
of purchasing a principal residence).
Principal and interest are paid ratably through payroll deductions.
If an employee is terminated and
has an outstanding loan balance at the
time of termination, the employee will
be permitted to repay any
outstanding loans directly to
the Trustee.
The employee may also
roll-over any outstanding loans, as
part of a rollover
of the terminated
employee’s entire vested account
balance to certain other retirement plans in which the terminated employee participates.

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
NOTES TO FINANCIAL STATEMENTS
– (Continued)
8
(g) Payment of Benefits
The Plan provides that, upon termination of service, retirement, disability or death of the participant, a benefit equal to the vested,
nonforfeitable portion of the participant’s
account is distributed as outlined in the Plan.
Participants may also receive in-service or
hardship distributions based on criteria as described in the Plan document.
(h) Administrative Expenses
All reasonable costs, charges and expenses incurred in connection with the administration of the Plan may be paid by the Plan Sponsor but, if not paid by the Plan Sponsor when due, shall be paid from Plan assets.
For the years ended December 31, 2025 and 2024, the
Plan Sponsor did not use any Plan assets from forfeited accounts to pay costs associated with the Plan.
Amounts reflected in the
statements of changes in
net assets
available for benefits reflect
various participant directed expenses
which have been
deducted from the
respective participant accounts.
The Plan pays a flat administrative fee equal to $
42
for each participant in the Plan.
Participants’ accounts are then charged the fee
proportionally based on their account balance.
If participants elect to make use of optional financial advisory services, fees are deducted directly from the participants’ account.
Fees are calculated and deducted quarterly,
and as a result, the actual fee per
participant can vary.
(i) Forfeitures
Forfeiture allocations are used first to reduce the contribution to fund the Employer Match, and if any remain they may be used to offset
administrative expenses of the Plan.
Forfeited invested accounts totaled $
1,328,568
and $
1,032,085
at December 31, 2025 and 2024,
respectively, and are
included primarily in the T.
Rowe Price Stable Value
Common Trust Fund Class P.
Forfeitures in the amount of
$
1,735,365
and $
1,357,197
will be or have been used to offset the Employer Match for the years ended
December 31, 2025 and 2024,
respectively.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.
Actual results could differ from those estimates.
Investment Valuation
and Income Recognition
Investments are stated at fair value
based upon quoted market prices.
Gains and losses on investment transactions are
recognized when
realized based on trade dates.
Net appreciation (depreciation) in fair value
of investments includes realized and
unrealized appreciation
(depreciation).
Interest income is recorded on the accrual basis.
Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest at the end of the period.
No
allowance for credit losses has been provided as of December 31, 2025 and 2024.
Delinquent participant loans are
recorded as distributions based on the terms of the Plan document.

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
NOTES TO FINANCIAL STATEMENTS
– (Continued)
9
Risk and Uncertainties
The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit and overall market
volatility.
Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of
investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the
amounts reported in the financial statements.
The Plan’s investments are not insured
or protected by the Plan’s Trustee,
or any other
governmental agency; accordingly, the Plan is
subject to the
normal investment risks associated
with money market funds,
mutual funds,
stocks, bonds, and other similar
types of investments.
At December 31, 2025,
two
investments comprised
29.6
% of net assets
available
for benefits.
At December 31, 2024,
two
investments comprised
29.7
% of net assets available for benefits.
Payment of Benefits
Benefits are recorded when paid.
Note 3 – Tax
Status
The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated
April 24, 2017
, that the Plan, which
was amended and restated effective as of January 1, 2015,
with certain amendments effective on subsequent dates, and related trust are
designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).
Although the Plan has been amended since
receiving the determination letter
, the Company’s 401(k) Administrative
Committee, the members of which are appointed by the
Compensation Committee of the Company’s
Board of Directors (the “Plan Administrator”), believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC
.
The related trust, therefore, is not subject to tax under
present income tax law.
Accordingly, no provision for
income taxes has been included in the Plan’s financial
statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.
The Plan is subject to routine audits
by taxing jurisdictions; however, there
are currently no audits for any tax periods in progress.
Note 4 – Fair Value
Measurements
Financial Accounting Standards Board (“FASB”)
Accounting Standards Codification (“ASC”) 820 defines fair value as the price that
would be received to sell an asset or paid to transfer a
liability in an orderly transaction between market participants at the measurement date.
ASC 820 establishes a fair value hierarchy that distinguishes between (1)
market participant assumptions developed based on
market data obtained from independent sources (observable inputs)
and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).
The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for
identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
In accordance with ASC 820, the Plan
classifies its investments into:
·
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement
date.
·
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or
indirectly.
Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or
liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
·
Level 3 - Inputs that are unobservable for the asset or liability.
The following section describes the valuation methodologies that were used to measure different financial instruments at fair value, including an indication of the level
in the fair value hierarchy
in which each instrument is
classified.
There have been no
changes in the
methodologies used at December 31, 2025 and 2024.

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
NOTES TO FINANCIAL STATEMENTS
– (Continued)
10
Money Market Account
Funds held in the money market account are valued at the net asset value of shares held by the Plan as of December 31, 2025 and 2024, which approximates fair value and are classified as Level 1 within the fair value hierarchy.
Mutual Funds
Mutual funds are valued at the net asset value of shares held by the Plan as of December
31, 2025 and 2024.
The Company has
classified its mutual fund holdings as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for
identical assets or liabilities that were accessible.
Common Collective Trust Funds
The common collective trust funds at December 31, 2025 and December
31, 2024 are valued at net asset value per unit as a practical expedient, which is calculated
based on the
fair values of
the underlying investments held
by the fund
less its
liabilities as reported by
the
issuer of the fund.
The practical expedient is
used for purposes of
these statements, but is
not used in situations when
it is determined to
be probable that the fund will sell the investments for an amount different than the reported net asset value.
Common Stock Fund
The Henry Schein, Inc. Common Stock Fund is a unitized stock fund.
The fund consists of both Henry Schein, Inc. common stock and a short-term cash component that provides liquidity for daily trading.
Henry Schein, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.
The
Henry Schein, Inc. Common Stock Fund is classified within Level 1 of the fair value hierarchy based upon unadjusted quoted prices in
active markets for identical assets or liabilities that were accessible at December
31, 2025 and 2024.
The Henry Schein, Inc. common
stock component of $
37,045,008
and $
37,410,973
is included within “Common stock” on the Statements of Net Assets Available for
Benefits and the short-term cash component of $
65,747
and $
71,270
is included within “Money market account” on the Statements of
Net Assets Available
for Benefits as of December 31, 2025 and 2024.

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
NOTES TO FINANCIAL STATEMENTS
– (Continued)
11
The following tables present the Plan’s
investments that are measured and recognized at fair value on a recurring basis classified under
the appropriate level of the fair value hierarchy and investments measured at net asset value per unit, or its equivalent, as a practical expedient as of December 31, 2025 and 2024:
December 31, 2025
Measured at
Net Asset Value Level 1 Level 2 Level 3 Total
Investments:
Money market account
$
-
$
65,747
$
-
$
-
$
65,747
Mutual funds
-
285,506,316
-
-
285,506,316
Henry Schein, Inc. Common Stock
-
37,045,008
-
-
37,045,008
Common collective trust funds
(1)
1,334,523,181
-
-
-
1,334,523,181
Total investments at fair
value
$
1,334,523,181
$
322,617,071
$
-
$
-
$
1,657,140,252
December 31, 2024
Measured at
Net Asset Value Level 1 Level 2 Level 3 Total
Investments:
Money market account
$
-
$
71,270
$
-
$
-
$
71,270
Mutual funds
-
870,828,651
-
-
870,828,651
Henry Schein, Inc. Common Stock
-
37,410,973
-
-
37,410,973
Common collective trust funds (1)
595,273,658
-
-
-
595,273,658
Total investments at fair
value
$
595,273,658
$
908,310,894
$
-
$
-
$
1,503,584,552
(1)
This class represents investments measured at fair value using the net asset value per unit (or its equivalent) as a practical
expedient and, therefore, such investments have not been categorized within the fair value hierarchy.
The fair value amounts
presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the
statements of net assets available for benefits.
The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or
reflective of future fair values.
Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other
market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
NOTES TO FINANCIAL STATEMENTS
– (Continued)
12
The following tables set forth additional disclosures of the Plan’s common collective trust funds that have fair value estimated using net
asset value:
Fair Value
Estimated Using Net Asset Value
Per Share
December 31, 2025
Fair Value*
Unfunded
Commitment
Redemption
Frequency
Other
Redemption
Restrictions
Redemption
Notice Period
Investment:
Spartan® 500 Index Pool Class D
$
300,241,616
$ n/a Daily n/a n/a
FRDM Index Target
Date 2040
Commingled Pool Class T
134,345,605
n/a Daily n/a n/a
FRDM Index Target
Date 2030
Commingled Pool Class T
127,425,843
n/a Daily n/a n/a
Spartan® Total International
Index Pool
Class D
98,362,664
n/a Daily n/a n/a
FRDM Index Target
Date 2050
Commingled Pool Class T
88,350,842
n/a Daily n/a n/a
State Street U.S. Bond Index Securities
Lending Series Fund Class XIV
87,447,462
n/a Daily n/a n/a
William Blair US Small-Mid Cap Core
Fund Class 4
67,896,413
n/a Daily n/a n/a
Spartan® Extended Market Index Pool
Class D
62,697,248
n/a Daily n/a n/a
T. Rowe Price Stable Value
Common
Trust Fund Class P
55,525,394
n/a Daily n/a
12
months
Prudential Core Plus Bond Fund
51,256,108
n/a Daily n/a n/a
FRDM Index Target
Date 2035
Commingled Pool Class T
50,130,119
n/a Daily n/a n/a
MFS International Equity Fund Class 3B
40,902,299
n/a Daily n/a n/a
FRDM Index Target
Date 2020
Commingled Pool Class T
31,962,928
n/a Daily n/a n/a
FRDM Index Target
Date 2045
Commingled Pool Class T
31,906,835
n/a Daily n/a n/a
FRDM Index Target
Date 2060
Commingled Pool Class T
29,672,998
n/a Daily n/a n/a
FRDM Index Target
Date 2055
Commingled Pool Class T
27,100,502
n/a Daily n/a n/a
FRDM Index Target
Date 2025
Commingled Pool Class T
24,493,614
n/a Daily n/a n/a
FRDM Index Target
Date 2065
Commingled Pool Class T
6,743,743
n/a Daily n/a n/a
BlackRock Strategic Completion
Non-Lendable Fund M
5,993,457
n/a Daily n/a n/a
FRDM Index Retirement Commingled
Pool Class T
4,976,084
n/a Daily n/a n/a
FRDM Index Target
Date 2015
Commingled Pool Class T
3,673,447
n/a Daily n/a n/a
FRDM Index Target
Date 2010
Commingled Pool Class T
3,410,861
n/a Daily n/a n/a
FRDM Index Target
Date 2070
Commingled Pool Class T
7,099
n/a Daily n/a n/a

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
NOTES TO FINANCIAL STATEMENTS
– (Continued)
13
Fair Value
Estimated Using Net Asset Value
Per Share
December 31, 2024
Fair Value*
Unfunded
Commitment
Redemption
Frequency
Other
Redemption
Restrictions
Redemption
Notice Period
Investment:
FRDM Index Target
Date 2030
Commingled Pool Class T
$
118,952,905
$ n/a Daily n/a n/a
FRDM Index Target
Date 2040
Commingled Pool Class T
111,558,340
n/a Daily n/a n/a
FRDM Index Target
Date 2050
Commingled Pool Class T
70,780,812
n/a Daily n/a n/a
T. Rowe Price Stable Value
Common
Trust Fund Class P
63,139,763
n/a Daily n/a
12
months
Prudential Core Plus Bond Fund
46,419,880
n/a Daily n/a n/a
FRDM Index Target
Date 2035
Commingled Pool Class T
41,703,009
n/a Daily n/a n/a
FRDM Index Target
Date 2020
Commingled Pool Class T
33,293,633
n/a Daily n/a n/a
FRDM Index Target
Date 2025
Commingled Pool Class T
24,278,800
n/a Daily n/a n/a
FRDM Index Target
Date 2045
Commingled Pool Class T
23,271,961
n/a Daily n/a n/a
FRDM Index Target
Date 2060
Commingled Pool Class T
21,752,433
n/a Daily n/a n/a
FRDM Index Target
Date 2055
Commingled Pool Class T
19,680,105
n/a Daily n/a n/a
BlackRock Strategic Completion
Non-Lendable Fund M
6,829,867
n/a Daily n/a n/a
FRDM Index Target
Date 2065
Commingled Pool Class T
4,188,429
n/a Daily n/a n/a
FRDM Index Target
Date 2010
Commingled Pool Class T
3,627,904
n/a Daily n/a n/a
FRDM Index Retirement Commingled
Pool Class T
3,103,852
n/a Daily n/a n/a
FRDM Index Target
Date 2015
Commingled Pool Class T
2,691,965
n/a Daily n/a n/a
Note 5 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA.
In the event of Plan termination, participants will become
100
% vested in their accounts.
Note 6 – Party-in-Interest and Related Party Transactions
The Plan invests in
shares of funds managed
by an affiliate of
the Trustee as defined by
the Plan and,
therefore, these transactions in such
investments qualify as party-in-interest.
The Plan invests in the common stock of Henry
Schein, Inc., which is a party-in-interest and a
related party to the Plan.
Notes receivable from participants also qualify as party-in-interest transactions.
The Plan provides for an
Employer Match, as discussed in Note 1(b), which qualifies as a party-in-interest transaction.

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
NOTES TO FINANCIAL STATEMENTS
– (Continued)
14
Note 7 – Subsequent Events
In preparing the financial statements, Plan management has evaluated events and transactions for potential recognition or disclosure
through June 18, 2026, the date the Plan’s
financial statements are available to be issued.
In December 2022, SECURE 2.0 was enacted, which includes a provision requiring that catch-up contributions made by certain
"high-wage earners" to qualified retirement plans be designated as Roth (after
-tax) contributions, effective January 1, 2026.
A
"high-wage earner" is defined as a participant who is age
50
or older and whose wages from the Company exceed $
150,000
for 2025
FICA wages, affecting 2026 contributions.
Participants meeting the wage threshold who are
50
or older will no longer be permitted to
make pre-tax catch-up contributions starting in 2026 but may continue to make standard pre-tax elective deferrals up to the annual limit in addition to the aforementioned Roth catch-up contributions.

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
FORM 5500, SCHEDULE H, PART
IV,
LINE 4i SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
(EIN:
11-3136595
Plan Number:
003
)
DECEMBER 31, 2025
(a) (b) (c) (d) (e)
Identity of issue, borrower, Description of Investment including maturity date, rate lessor or similar party of interest, collateral, par or maturity value Cost (a) Current Value
Money market/cash and cash equivalents:
* Fidelity Investments Government Money Market Fund a $
65,747
** Common Stock Fund:
Henry Schein, Inc.
Common Stock a $
37,045,008
Common Collective Trust Funds:
Spartan® 500 Index Pool Class D a
$
300,241,616
*
Fidelity Investments
FRDM Index Target Date 2040 Commingled Pool Class T a
134,345,605
* Fidelity Investments
FRDM Index Target Date 2030 Commingled Pool Class T a
127,425,843
Spartan® Total International Index Pool Class D a
98,362,664
* Fidelity Investments FRDM Index Target Date 2050 Commingled Pool Class T a
88,350,842
State Street
U.S. Bond Index Securities Lending Series Fund Class XIV a
87,447,462
William Blair US Small-Mid Cap Core Fund Class 4 a
67,896,413
Spartan®
Extended Market Index Pool Class D a
62,697,248
T. Rowe Price
Stable Value Common Trust Fund Class P a
55,525,394
Prudential Core Plus Bond Fund a
51,256,108
* Fidelity Investments FRDM Index Target Date 2035 Commingled Pool Class T a
50,130,119
MFS International Equity Fund Class 3B a
40,902,299
* Fidelity Investments FRDM Index Target Date 2020 Commingled Pool Class T a
31,962,928
* Fidelity Investments FRDM Index Target Date 2045 Commingled Pool Class T a
31,906,835
* Fidelity Investments FRDM Index Target Date 2060 Commingled Pool Class T a
29,672,998
* Fidelity Investments FRDM Index Target Date 2055 Commingled Pool Class T a
27,100,502
* Fidelity Investments FRDM Index Target Date 2025 Commingled Pool Class T a
24,493,614
* Fidelity Investments FRDM Index Target Date 2065 Commingled Pool Class T a
6,743,743
BlackRock
Strategic Completion Non-Lendable Fund M a
5,993,457
* Fidelity Investments FRDM Index Retirement Commingled Pool Class T a
4,976,084
* Fidelity Investments FRDM Index Target Date 2015 Commingled Pool Class T a
3,673,447
* Fidelity Investments FRDM Index Target Date 2010 Commingled Pool Class T a
3,410,861
* Fidelity Investments FRDM Index Target Date 2070 Commingled Pool Class T a
7,099
Total common collective trust funds
$
1,334,523,181
Shares of registered investment companies:
American Funds Growth Fund of America Class R6 a $
195,761,741
Dodge & Cox Stock Fund a
89,744,575
Total value of registered investment companies $
285,506,316
Total Investments
$
1,657,140,252
** Participant Loans
Fully secured loans with interest charges at current
-0- $
20,560,905
commercial rates (current loans range from
4.25
% to
10.5
%)
*
Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
**
A party-in-interest as defined by ERISA.
a
The cost of participant-directed investments is not required to be disclosed

HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
SIGNATURE
16
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator
has duly caused this annual report to be
signed on its behalf by the undersigned hereunto duly authorized.
HENRY SCHEIN, INC. 401(k) SAVINGS
PLAN
Dated: June 18, 2026 /s/ GRAHAM STANLEY
Graham Stanley
Chairperson of the 401(k) Plan Administrative Committee